KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 11.1 – STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
(Units in millions; Dollars in millions except per unit amounts)

	Year Ended December 31,

	2011	2010	2009
Weighted average number of limited partners’ units on which limited partners’ net income per unit is based	326.1	307.1	281.5

Calculation of Limited Partners’ interest in Net Income:
Amounts attributable to KMEP	$1,257.8	$1,316.3	$1,267.5
Less: General Partner’s interest	(1,175.0)	(884.9)	(935.8)
Limited Partners’ interest in Net Income	$82.8	$431.4	$331.7

Limited Partners’ Net Income per unit	$0.25	$1.40	$1.18